                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 10SB/A-1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          WINESHARES INTERNATIONAL INC.
                          -----------------------------
               (Exact name of Company as specified in its charter)

NEVADA                                             98-0349285
------                                             -----------
(State  or  other  jurisdiction of                 (I.R.S. Employer
incorporation  or organization)                    Identification No.)

15  -  144  SUMAC  RIDGE  DRIVE
SUMMERLAND,  BC,  CANADA                           V0H  1Z0
------------------------                           --------
(Address  of  principal  executive  offices)       (zipcode)

Registrant's telephone number, including area code 604-876-8096
                                                   ------------


Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

   Title  of  each  class                    Name  of  each  exchange on which
   to  be  so  registered                    each  class  is  to  be registered

   None                                      None


Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

                        Common stock, par value of $0.001
                        ---------------------------------
                                (Title of class)


                                     - 1 -


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                                TABLE OF CONTENTS
                                                                            Page
COVER  PAGE                                                                  1

TABLE  OF  CONTENTS                                                          2

PART  I                                                                      3

     DESCRIPTION  OF  BUSINESS                                               3

     DESCRIPTION  OF  PROPERTY                                              11

     DIRECTORS,  EXECUTIVE  OFFICERS  AND  SIGNIFICANT  EMPLOYEES           12

     REMUNERATION  OF  DIRECTORS  AND  OFFICERS                             13

     SECURITY  OWNERSHIP  OF  MANAGEMENT  AND  CERTAIN
     SECURITYHOLDERS                                                        14

     INTEREST  OF  MANAGEMENT  AND  OTHERS  IN  CERTAIN
     TRANSACTIONS                                                           15

     SECURITIES  BEING  REGISTERED                                          15

PART  II                                                                    17

     MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  REGISTRANT'S
     COMMON  EQUITY  AND  OTHER  STOCKHOLDER  MATTERS                       17

     LEGAL  PROCEEDINGS                                                     17

     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS                     17

     RECENT  SALES  OF  UNREGISTERED  SECURITIES                            17

     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS                          18

PART  F/S                                                                   20

     FINANCIAL  STATEMENTS                                                   F

PART  III                                                                   21

     INDEX  TO  EXHIBITS                                                    21

SIGNATURES                                                                  22

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                                     PART I

The  issuer  has  elected  to  follow  Form  10-SB,  Disclosure  Alternative  2.

Item  6.  Description  of  Business

Organization

Wineshares  was  incorporated  in  Nevada  on  February  7,  2000.

Business

Wineshares is currently engaged in the business of operating a vineyard known as the Eagle Bluff Vineyard in Okanagan Falls, British Columbia as part of a Vineyard Purchase Agreement dated April 26, 2001 with RMA Enterprises, the current owner of the Vineyard. Wineshares' business plan is to acquire vineyards along with wine production and distribution facilities in order to take advantage of the economies of scale that can be achieved from horizontal and vertical integration in the wine and beverage market. The first acquisition by the Company is Eagle Bluff Vineyards.

Eagle  Bluff  Vineyards

The Eagle Bluff Vineyards is a planted vineyard property located in the Okanagan Valley wine-growing region of British Columbia, Canada. The property consists of eleven acres of which over eight (8) are currently planted and productive of grapes and a further 1.75 acres are planted with vines that are expected to produce grapes within the next three years.

The vines on the property are currently producing Riesling and Chardonnay grapes. Vines to produce Pinot Gris and Merlot grapes are currently planted, but will not produce grapes until 2003.

The grape production from the Eagle Bluff Vineyards in 2000 was approximately 6 tons per acre. For the growing season completed in the fall of 2000, the total harvest from the Eagle Bluff Vineyard was 29.51 tons, which was sold for a price of CA$35,948 (approximately $22,467 in US currency). This 2000 crop was controlled by RMA's predecessor under their purchase agreement, neither Wineshares nor RMA received any revenues from this harvest.

Since the 2000 crop was the last crop controlled by the predecessor to RMA, there was overcropping in an attempt to push as much fruit out of the vineyard as possible. Consequently, by the close of the season our vines were unhealthy and overstressed. This resulted in Wineshares having to perform a considerable amount of remedial work in the year 2001. To strengthen our vines we made the decision to undercrop our 2001 harvest. By bringing our crop harvest ratios down to 3.5 tons per acre, we were able to strengthen the vines in order to preserve future, higher quality harvests.

All grape production from the Eagle Bluff Vineyards is sold to Hawthorne Mountain Vineyards pursuant to a Grape Growers Contract dated March 30, 2001. The Grape Growers Contract requires Wineshares to sell all production from the Eagle Bluff Vineyard to Hawthorne until November 30,

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2003  and is renewable for additional three-year periods unless proper notice to terminate  is  given.


Vineyard  Purchase

Pursuant to the terms and conditions of the Vineyard Purchase Agreement (quoted in Canadian dollars), Wineshares will pay $650,000 (approximately $406,250 in US currency) and issue 150,000 restricted shares in exchange for the ownership rights to the Eagle Bluff Vineyard. This consideration is payable as follows:

(a) A $10,000 (approximately $6,250 in US currency) promissory note payable, issued upon execution of the Agreement, without interest one year from the date of the Agreement or the date we elect to register the Agreement in the Land Titles Office, whichever is earlier;

(b) the principal portion of the payments due on the mortgage with HSBC Bank Canada;

(c)  The balance by certified check at Closing; and

(d)  150,000 shares of our common stock upon execution of the Agreement.

Wineshares' obligation to complete this purchase is subject to the following conditions precedent being in effect or satisfied:

(a) within two years after the date the Agreement is executed, Wineshares must have obtained all necessary government approvals, including a license under the Liquor Distribution Act RSBC c 268, to operate an Estate Winery Store on the Property; and

(b) within 10 business days after the date the Agreement is executed, Wineshares must have entered into a management agreement with Mr. Robert Mingay, the principal of the Vendor, RMA Enterprises, for the management of the vineyard.

Since the time of entering into this agreement, Wineshares has issued the 150,000 shares to RMA and has entered into a management agreement with Mr. Mingay as required under the Agreement and is presently in the process of obtaining an Estate Winery License. It should be noted that until the liquor license condition is satisfied or waived, RMA has the right to consider other offers to purchase the vineyard. If RMA, however, receives a bona fide offer that it is prepared to accept, Wineshares has 30 days from the time it receives notice of that fact to waive the foregoing conditions and buy the vineyard. If Wineshares does not deliver the notice of waiver within this time frame, the Agreement will terminate.

The closing of the purchase and sale of the vineyard is expected to occur at 12:00 noon on the second business day following the satisfaction or waiver of all of the conditions set out in the agreement.

A copy of the Vineyard Purchase Agreement is attached to this Registration Statement as an Exhibit

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and  is made a part of this Registration Statement by reference. The information provided in this Registration Statement with respect to the Vineyard Purchase Agreement is qualified in its entirety by reference to the complete text of the agreement.

Plan  of  Operation

Wineshares' immediate plan of operation calls for the continued operation of the Eagle Bluff Vineyard and the sale of its production to Hawthorne until Wineshares has obtained the Estate Winery License. Wineshares' plans at this time include nurturing both the newly planted vines on the previously unused portions of the Eagle Bluff vineyard and strengthening the existing vines that had been previously overcropped.

During the the period from April 30, 2001 to January 31, 2002, Wineshares spent approximately $8,750 on the purchasing and installing of 25,000 lineal feet of new trellis post and wire system to support additional grapevines planted this year at Eagle Bluff. A further $9,000 was spent on the purchase of grafted rootstock vines. These vines consisted of 3,500 Pinot Gris and 3,500 Merlot and test clones of Syrah and Cabernet Sauvignon, all of which were planted during this period and increased the planted acreage of the vineyard by 3.5 acres.

Due to the damage of overcropping by RMA's predecessor, Wineshares performed a considerable amount remedial work and protectionist activity to the existing vines during the 2001 harvest season. By bringing the crop down to 3.5 tons per acre, the 2001 season produced US$12,436 in grape sales, down approximately $10,000 in US dollars from the previous years' sales. By reducing the production in 2001, however, Wineshares' believe that the quality of our future crops will be preserved.

Aside from the ongoing expenses of vineyard labour, fertilizing, mowing, cropping of vines, and trellis maintenance, there were also expenditures during this period for repairs and upgrading to the drip feed irrigation system, including additional capacity for the newly planted vines. In addition there were upgrades to the vineyard electrical system and repairs to the perimeter fencing. The balance of labour and material expenses were for day to day operational costs of planting, pruning, and preparing the crop for the 2001 harvest which yielded the following tonnages of grapes:

               5  tons  of  Chardonnay
               20  tons  of  Reisling

Wineshares anticipates that the new vines planted this year will produce their first crop in 2003 and at maturity should yield an additional 10 tons of Merlot and 10 tons of Pinot Gris.

In order to obtain an Estate Winery License, Wineshares must complete a lengthy review process. In British Columbia, liquor licensing and sales are administered by two branches of the provincial government, the Liquor Control & Licensing Branch ("LCLB") and the Liquor Distribution Branch ("LDB"). The LCLB controls licensing of businesses and individuals engaged in alcohol beverage production or sales and the LDB controls the distribution, wholesaling and retailing of alcohol beverages.

                                     - 5 -
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A winemaker must obtain a winery license from the LCLB to produce wine for other than personal consumption. The LCLB also licenses winery agents, registers sales representatives, and regulates advertising of manufacturers and products in British Columbia.

A winery license permits the manufacture and storing of wine. A winery may provide samples to the public at the winery site but may not sell wine for consumption at the site without obtaining an endorsement to the winery license permitting a lounge, patio or picnic area. In order to operate an onsite retail store permitting off sales of wine, a winery must be appointed as agent of the LDB.

Typically, an Estate Winery will have a winery license, an endorsement to the winery license permitting sales for on site consumption and an appointment as agent by the LDB permitting off sales of product.

Obtaining a winery license requires extensive character/background checks of individuals involved and approval and inspection of facilities and equipment. The facilities must be capable of producing 4500 litres of wine annually.

Obtaining the endorsements permitting sales for on-site consumption involves approval of plans, traffic and other local impact studies and plans for controlling access to the area and supervising consumption. In addition, approval of local zoning, fire and health officials is required.

Appointment as an agent of the LDB to operate a retail store permitting off-sales requires extensive approvals by the LDB of all aspects of the operation including detailed plans of the retail facilities, products to be sold, labeling, insurance coverage and local land use authority approvals.

Because of the myriad of approvals required, it may take up to two years to obtain all approvals necessary for the full operation of an Estate Winery.

In view of the fact that the production for the Eagle Bluff Vineyard is committed to Hawthorne until November 30, 2003, Wineshares' objective is to obtain the Estate Winery License by that date so that the Company may benefit from the use of its own grape production.

Employees

As of March 14, 2002, the Company had no employees, other than its five officers.

The Company's five officers are Mr. Ralph Oakes, who is President, Secretary, Treasurer and a director of the Company, Mr. Buko von Krosigk who is Chief Executive Officer and a director, Mr. Erik von Krosigk who is Chief Operations Officer and a director, Mr. Gerald Kierans who is Vice-President Marketing and a director and Mr. Gerard Darmon who is Vice-President Finance and a director of the Company. Each of the officers provides their services on a part-time basis as required for the business of the Company. Ralph Oakes presently commits approximately 15% of his business time to the business of the Company. Buko von Krosigk presently commits approximately 100% of his business time to the business of the Company. Erik von Krosigk presently commits approximately 10% of his business time to the business of the Company, Gerald Kierans presently

                                     - 7 -
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commits  approximately  10%  of his business time to the business of the Company and Gerard Darmon presently commits approximately 5% of his business time to the business of the Company.

The Company presently does not pay any salary or consulting fee to any of its officers.

The Company does not pay to its directors any compensation for each director serving as a director on the Company's board of directors.

The Company conducts its business through agreements with consultants and arms-length third parties.

Need for Additional Financing, Limited Operating History, Risks of New Business Venture

The  Company  expects  to  require  substantial  additional  capital to fund its business. The Company has no agreements for financing and there can be no assurance that funding will be available to the Company on acceptable terms, or at all, to fund completion of the purchase of the Eagle Bluff Vineyard, new business opportunities or to execute its business plan. The Company was incorporated on February 7, 2000 and to date has been involved primarily in organizational and development activities and has had no revenues. Potential investors should be aware of the difficulties normally encountered by a new enterprise and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties complications and delays encountered in connection with the development of a business in the areas in which the Company intends to operate and in connection with the formation and commencement of operations of a new business in general. These include, but are not limited to, unanticipated problems relating to marketing and competition, and additional costs and expenses that may exceed current estimates. There is no history upon which to base any assumption as to the likelihood that the Company will prove successful, and there can be no assurance that the Company will generate any operating revenues or ever achieve profitable operations.

Dependence  upon  Consumer  Spending  and  Preferences

The success of the Company's business depends upon a number of factors related to the level of consumer spending, including the general state of the economy and consumer confidence in future economic conditions. Changes in consumer spending can affect both the quantity and price level of wines that customers are willing to purchase at restaurants or through retail outlets. Reduced consumer confidence and spending may result in reduced demand for the Company's proposed products, limitations on its ability to increase prices and increased selling and promotional expenses. A sudden and unexpected shift in consumer preferences or a reduction in sales of wine generally or in wine varietals or types could have a material adverse effect on the Company's proposed business, financial condition and results of proposed operations.

Competition

The wine industry is intensely competitive and highly fragmented. The Company intends to compete in all of the premium wine segments with many other premium wines produced domestically and

                                     - 7 -
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abroad.  The  Company's  proposed products will also compete with popular-priced generic wines and with other alcoholic and, to a lesser degree, nonalcoholic beverages, for shelf space in retail stores and for marketing focus independent distributors, many of which carry extensive brand portfolios. The wine industry has also experienced significant consolidation in recent years and many of the Company's competitors have significantly greater capital resources than the Company.

Agricultural  Issues

Winemaking and grape growing are subject to a variety of agricultural risks. Various diseases and pests and extreme weather conditions can materially and adversely affect the quality and quantity of grapes available to the Company, thereby materially and adversely affecting the quality and supply of the Company's proposed wines and, consequently, its business, financial condition and results of operations. Future government restrictions regarding the use of certain materials used in grape growing may have a material adverse effect on vineyard costs and production.

Grape growing requires adequate water supplies. While the Company intends to acquire vineyards with adequate water supplies, a substantial loss of grape crops or growing vines caused by inadequate water supplies would have a material adverse effect on the Company's proposed business, financial condition and results of operations.

Phylloxera, a pest that feeds on susceptible grape rootstocks, has infested many vineyards. Phylloxera causes the vine to become economically unproductive within two to three years of infestation. Although the Company does not intend to acquire vineyards which have experienced recent significant infestation, there can be no assurance that phylloxera will not infest acquired vineyards. Replanted vines generally take three to five years to bear grapes in commercial quantities. In addition, there can be no assurance that the rootstocks used in its planting and replanting programs will not become susceptible to existing or new strains of phylloxera, plant insects or diseases, including, but not limited to, Pierce's Disease or FanLeaf Virus, any of which could have a material adverse effect on the Company's proposed business.

Grape  Supply

The quality and quantity of grape supply is determined by a combination of factors, including weather conditions during the growing season, diseases and pests and industry-wide planting efforts. The adequacy of grape supply is influenced by consumer demand for wine. While the Company believes that it can secure a sufficient supply of grapes for its own proposed business from its own production from vineyards to be acquired and from grape supply contracts with independent growers, there can be no assurance that grape supply shortages will not occur. A shortage in the supply of wine grapes could result in an increase in the price of some or all grape varieties and a corresponding increase in the cost to the Company of its proposed wine production. Such an increase in the cost of producing the Company's wines could have a material adverse effect on the  Company's proposed business, financial condition and results of operations.

Demand for premium wines currently exceeds supply of premium wine grapes, giving wineries a degree of pricing flexibility. However, new vineyards are rapidly being planted and old vineyards are

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being  replanted to greater densities, with the expected result of significantly increasing the supply of premium wine grapes and the amount of wine which will be produced. This expected increase in grape production could result in an excess of supply over demand and force wineries to reduce or not increase prices, which could have a material adverse effect on the Company's proposed business.

Dependence  on  Distribution  Network

The Company intends to sell its products principally to distributors for resale to restaurants and retail outlets. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor without reasonable cause, as defined by applicable statutes. The resulting difficulty or inability to replace distributors, poor performance of the Company's major distributors or the Company's inability to collect accounts receivable from its major distributors could have a material adverse effect on the Company's proposed business, financial condition and results of operations.

Capital  Requirements  and  Leverage

The wine industry is a capital-intensive business which requires substantial capital expenditures to develop and acquire vineyards and to improve or expand wine production. Further, the farming of vineyards and acquisition of grapes and bulk wine require substantial amounts of working capital. The Company projects the need for significant capital spending and increased working capital requirements over the next several years which will require additional financing.

Government  Regulation

The wine industry is subject to extensive regulation by the U.S. Federal Bureau of Alcohol, Tobacco and Firearms and various foreign agencies, state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising and relations with wholesalers and retailers. Expansion of and development of new vineyards and wineries may be limited by present and future zoning ordinances, environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes and international tariffs, could materially adversely affect the financial results of the Company. The Company can provide no assurance that there will not be future legal or regulatory challenges to the industry, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Consumer  Perception  of  Health  Issues

While a number of research studies suggest that various health benefits may result from the moderate consumption of alcohol, other studies conclude or suggest that alcohol consumption does not have any health benefits and may in fact increase the risk of stroke, cancer and other illnesses. If an unfavorable report on alcohol consumption gains general support, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental  Issues

The Company may use pesticides and other hazardous substances in the operation of its business. If hazardous substances are discovered on, or emanating from, any of the Company's properties and their release presents a threat of harm to public health or the environment, the Company may be held strictly liable for the cost of remediation. Payment of any such costs could have a material adverse effect on the Company's business, financial condition and results of operations.

Quality  Control;  Operating  Hazards

The Company's proposed operations are subject to certain hazards and liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of the Company's wines could result in the need for a product recall, which could significantly damage the Company's reputation for product quality. The Company does not presently maintain insurance against such risks and insurance may not be available at a price or on terms satisfactory to the Company.

Dependence  on  Key  Personnel

The Company's success will depend in large part upon its ability to attract and retain services of a number of key employees. The inability to obtain or the loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, the loss of such personnel to any such competitor could have a material adverse effect on the Company's proposed business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its trade secrets, practices or procedures by such personnel.

Foreign  Currency  and  Operations  Exposure

The Company intends to conduct some of its production, distribution and import and export activity for wine and packaging supplies in foreign currency. Accordingly, there is a risk that a shift in certain foreign exchange rates or the imposition of unforeseen and adverse trade regulations could adversely impact the costs of these items and have an adverse impact on the Company's profitability.

In addition, the imposition of unforeseen and adverse trade regulations could have an adverse effect on the Company's imported wine operations and thus on the Company's business, financial condition and results of operations.

Trademarks

The Company's wines will be branded consumer products, and the Company's efforts to distinguish its wines from those of its competitors will depend, in part, on the strength and vigilant enforcement of its trademarks. There can be no assurance that competitors will refrain from using any trademarks or trade names, which dilute the Company's intellectual property rights, and any such actions may require the Company to become involved in litigation to protect such rights. Any such litigation could involve substantial financial expenditures and the diversion of management's time and attention. The dilution of the Company's trademarks could have a material adverse effect on the Company's proposed business, financial condition and results of operations. Acquisitions; Growth Strategy

The Company's proposed business includes the acquisition of wineries, brands, production facilities and vineyards. The Company's acquisitions, if any, will depend, in part, on the availability of suitable acquisition candidates at favorable prices and on favorable terms and conditions. There is no assurance the Company will be able to make a suitable acquisition. Acquisitions entail a risk that businesses acquired will not perform in accordance with expectations. Further, there can be no assurance that the Company will be successful in integrating operations acquired from other companies, and such difficulties may divert management's attention from other business concerns and lead to the potential loss of key employees of either the Company or the acquired operations.

No  Dividends

Payment of dividends on the Common Stock is within the discretion of the Board of Directors and will depend upon the Company's future earnings, its capital requirements and financial condition, and other relevant factors. The Company does not intend to declare any dividends on its Common Stock for the foreseeable future.

Concentration  of  Ownership

Our directors, executive officers and affiliates currently beneficially own almost 50% of the outstanding shares of our common stock. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of these stockholders may differ from the interests of the other stockholders.


Dependency  on  Third  Parties

The success of the Company, assuming it is able to complete its acquisition of the Eagle Bluff Vineyard and make other suitable acquisitions, which is not assured, will depend on its ability to enter into relationships with distributors and other entities involved in the process of wine distribution and sales. The Company does not presently have such relationships and there is no assurance it will develop such relationships. The failure to develop such relationships could impact adversely on the Company's proposed business.

Subsidiaries

The  Company  has  no  subsidiaries.

Patents  and  Trademarks

The Company does not own, either legally or beneficially, any patent or trademark. The Company anticipates that in the future it will trademark brand names for its wine products.


Item  7.  Description  of  Property

The Company currently operates the Eagle Bluff Vineyard, which it has agreed to purchase, subject to obtaining an Estate Winery License. The Eagle Bluff
Vineyard consists of approximately 11 acres located in the Okanagan Valley region of the Province of British Columbia.

Item  8.  Directors,  Executive  Officers  and  Significant  Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and their biographical information.

Name                      Age       Office(s)  Held
----                      ---       ---------------
Ralph  F.  Oakes          53        Director, President, Secretary & Treasurer

Buko  von  Krosigk        72        Director  & Chief Executive Officer

Erik  von  Krosigk        37        Director & Chief Operations Officer

Gerald  Kierans           50        Director  &  Vice-President  Marketing

Gerard  Darmon            51        Director  &  Vice-President  Finance


Mr. Ralph F. Oakes, Director, President, Secretary & Treasurer - Mr. Oakes is a successful businessman who has experience in private company capital formation and public company finance and administration, gained over twenty years as a founder and director of public companies. Mr. Oakes holds a real estate agent license and a sub-mortgage broker's license and has been active in the acquisition and sale of hotels and project developments since 1975 through his own company, Oakes Realty Ltd., and most recently, Twin Oaks Realty Ltd. Mr. Oakes currently owns a waterfront pub and restaurant called "Shaughnessy's Cove", in Summerland, British Columbia, Canada. Mr. Oakes is a member of the audit committee.

Buko von Krosigk, Director, CEO - Mr. B. von Krosigk is co-founder of the Company and interim CEO. His primary responsibilities will be to recruit a full-time chief executive officer to preside over all operations and appropriately manage the Company's future growth. Mr. von Krosigk will continue the Company's quest for target company acquisitions throughout the Old World and New World wine economies. Mr. B. von Krosigk will remain engaged in winery estate investigations, and valuations of all proposed or potential target companies on a global basis. He will be vital in the transition periods during the consolidation or change in control processes from both a human resource management and operational perspective.

Mr. B. von Krosigk was co-founder and Director of Finance for Okanagan Spring Brewery in British Columbia, Canada, which merged with Sleeman Breweries, now Canada's third largest brewery.

Erik von Krosigk, Director, Chief Operations Officer - Mr. E. von Krosigk, a specialist vintner by training and trade, is co-founder of the Company and has the most important and vital background of involvement in all aspects of viniculture, product engineering, development and operations. Mr. E. von Krosigk will direct all operations, product positioning and pricing for the Company, and will assist in determining all final purchase valuations, and he will be in charge of all recruitment, with Mr. B. von Krosigk, requiring extensive international travel. Mr. Erik von Krosigk is the son of Mr. Buko von Krosigk.

Mr. E. von Krosigk, with a five-year studium in Beverage Engineering from the University of Geisenheim (West Germany), was co-founder of Summerland Estate Winery, and General Manager/Winemaker at Hawthorne Mountain Vineyards. Mr. E. von Krosigk presently presides over EVK Winery Consulting Inc. He is perhaps one of Canada's best-known wine making consultants and due to the disperse locations of his client base, he has been dubbed by the Canadian Press as the "Flying Winemaker".

Gerald  Kierans,  Director,  Vice  President  Marketing  -  Mr.  G. Kierans is a
co-founder, and was previously president and co-founder of Fog & Sudds, a successful multi-location restaurant chain in BC, Canada, and is a qualified marketing consultant with extensive experience in the hospitality and beverage related industries. Mr. Kierans role as Vice President of Marketing will involve the promoting of brand name awareness of the Company's properties and products, the development of a "membership program", identification of new markets for the Company's wine products, and the setting up of a revenue generating accommodation and tourism component to the properties that the Company intends to acquire.

Gerard Darmon, Director, Vice President Finance - Mr. Darmon is an internationally qualified accountant, management consultant and contract negotiator who has experience in private company capital formation, public company financing and administration and as well has a personnel management degree from a Canadian university. Mr. Darmon has extensive knowledge and work experiences gained in Europe, and specifically France, where he graduated with an accounting degree in 1969. Mr. Darmon is president and founder of Euro-West Consulting Ltd., past president and CEO of Softwex Technologies Inc. and GPI Management Systems Inc., and formerly vice president finance for the Swiss-based Hunter Group. Mr. Darmon has been vital to the Company as a skilled negotiator. As Mr. Darmon speaks fluent English, French and Spanish, it is expected that he will remain vital to the Company in all presently targeted foreign operations, particularly as they relate to US GAAP and other reporting requirements. Mr. Darmon is a member of the audit committee.

Terms  of  Office

Directors of the Company are appointed for one year terms to hold office until the next annual general meeting of the holders of the Company's Common Stock or until removed from office in accordance with the Company's by-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the Company's board of directors.

Item  9.  Remuneration  of  Directors  and  Officers


The Company has not paid any remuneration to its directors or officers and is currently under no obligation to do so. The Company expects to pay its officers and directors in the future, some time after product development begins. The CEO, when hired, will be paid based on standards in the industry and experience.

Item  10.  Security  Ownership  of  Management  and  Certain  Security  Holders

The following table sets forth, as of March 14, 2002the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to beneficially own more than 10% of the Company's
Common Stock outstanding and by the officers and directors of the Company individually and as a group. Except as otherwise indicated, all shares are owned directly.

                    Name and address         Number of Shares    Percentage of
Title  of  class    of  beneficial  owner    of  Common  Stock   Common Stock(1)
----------------    ---------------------    -----------------   ---------------
Common  Stock       Gerard  Darmon              200,000           1.95%
                    468-1755  Robson  Street
                    Vancouver,  BC  Canada
                    V6G3B7



Common  Stock       Gerald  Kierans             250,000           2.43%
                    439  Hermosa  Street
                    N.  Vancouver,  BC  Canada
                    V7N3B9

Common  Stock       Erik  von  Krosigk          250,000           2.43%
                    RR  03  S41  C76
                    11612  Morrow  Ave.
                    Summerland,  BC  Canada
                    V0H1Z0

Common  Stock       Buko  von  Krosigk          350,000           3.41%
                    517-518  Moberly  Road
                    Vancouver,  BC  Canada
                    V5Z4G3

Common  Stock       Ralph  F.  Oakes (2)      3,680,000 (2)      35.84%(2)
                    15-144  Sumac  Ridge  Drive
                    P.O.  Box  619
                    Summerland,  BC  Canada


                    V0H  1Z0

Common  Stock       All  Officers  and  Directors
                    as  a  Group
                    (5  persons)              4,730,000          46.07%
--------------
(1)  Based on 10,268,000 shares outstanding.
(2) All of the common stock held by Mr. Oakes is currently in the process of being foreclosed upon due to his personal financial obligations. On March 1st, 2002, Wineshares was notified that Mr. Oakes has agreed to release his shares in Wineshares to his creditors in satisfaction of his outstanding debts pursuant to a General Security Agreement that Mr. Oakes executed on April 7, 2000 with D.A.W. Investments Limited, David A. Wallace and Elizabeth Wallace. At this time, the shares held by Mr. Oakes have not been re-issued in the creditors' names; however, Mr. Oakes' creditors currently have possession of all of Mr. Oakes' Wineshares share certificates. Buko von Krosigk is currently in the process of negotiating with Mr. Oakes' creditors to purchase all of Mr. Oakes' shares that are subject to these foreclosure proceedings.

Share  Purchase  Warrants

The Company has not issued and does not have outstanding any warrants to purchase shares of its Common Stock.

Options

The Company has not issued and does not have outstanding any options to purchase shares of its Common Stock. The Company anticipates approving an incentive stock option plan for its directors, officers and permitted consultants in the future.

Convertible  Securities

The Company has not issued and does not have outstanding any securities convertible into shares of Common Stock or any rights convertible or exchangeable into shares of Common Stock


Item  11.  Interest  of  Management  and  Others  in  Certain  Transactions

Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party since the incorporation of the Company in February, 2000, or in any proposed transaction to which the Company is proposed to be a party:

(A)  Any director or officer of the Company;

(B)  Any proposed nominee for election as a director of the Company;

(C) Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's Common Stock; or

(D) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

The Company currently does not have any policies about entering into transactions with affiliated parties.


Item  12.  Securities  Being  Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company shall have authority to issue is 25,000,000 shares of common stock, par value $0.001 per share (the " Common Stock"). As of March 14, 2002, a total of 10,268,000 shares of Common Stock are issued and outstanding.

Common  Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Transfer  Agent

Pacific Stock Transfer Company of Las Vegas, Nevada is the transfer agent for the Shares.

PART  II

Item  1.  Market  Price  of  and Dividends on the Registrant's Common Equity and
Other       Stockholder  Matters

There is no present public market for the Company's Common Stock. The Company anticipates applying to have its Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. There can be no assurance, however, that a public market will materialize.

As of March 14, 2002, there were twenty-four (24) registered shareholders in the Company.

None of the holders of the Company's Common Stock have any right to require the Company to register any shares of the Company's Common Stock pursuant to the Securities Act of 1933 (the "1933 Act"). All stock can be sold within the limitations of the SEC's Rule 144.

The Company has not declared any dividends on its Common Stock since its inception in February 2000 and has no current plans to issue any dividends in the foreseeable future. There are no dividend restrictions that limit the Company's ability to pay dividends on Common Stock other than those provided by Nevada Law.

No common equity is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.


Item  2.  Legal  Proceedings

The  Company  is  not  currently  a  party  to  any  legal  proceedings.


Item  3.  Changes  in  and  Disagreements  with  Accountants

The Company has had no changes in or disagreements with its accountants since its incorporation in February, 2000.


Item  4.  Recent  Sales  of  Unregistered  Securities

On February 25, 2000, the company issued a total of 5,000,000 shares of its common stock at a price of $0.001 per share to directors and officers of the company. The shares were issued out under a general exemption from registration provided by Section 4(2) of the US Securities Laws.

The  Company  completed  an offering of 1,000,000 shares of Common Stock to four
(4) purchasers at a price of $0.01 per share on March 31, 2000 pursuant to Rule 506 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.

The  Company  completed  an  offering of 4,000,000 shares of Common Stock to ten
(10) purchasers at a price of $0.01 per share on March 31, 2000 pursuant to Regulation S of the Act. The offering was completed to persons known to the officers and directors of the Company.

The Company completed an offering of 118,000 shares of Common Stock to three (3) purchasers at a price of $0.01 per share on May 15, 2000 pursuant to Regulation

S of the Act. The offering was completed to persons known to the officers and directors of the Company. All Company stock was purchased for investment purposes in each of the above offerings; no shares were purchased with a view toward resale.

On November 2, 2001, the company issued 150,000 shares of common stock to RMA Enterprises Ltd. as required by the Purchase Agreement for the acquisition of Eagle Bluff Vineyard. The shares were issued out under a general exemption from registration provided by Section 4(2) of the US Securities Laws.

Funds obtained from the offerings described above were applied toward consulting services, professional fees, office and sundry expenses, travel expenses, and general working capital.


Item  5.  Indemnification  of  Directors  and  Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a Company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a Company's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the NRS; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless: (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the Board of Directors of the Company, (c) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the NRS or (d) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another Company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the

Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                                    PART F/S

     FINANCIAL  STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for Wineshares International, Inc. for the period ending April 30, 2001 and April 30, 2000.

(a)     Auditor's  Report,  Bruce  T.  Hamilton  Corp.

(b)     Balance  Sheet;

(c)     Statement  of  Loss  and  Deficit;

(d)     Statement  of  Cash  Flows;

(e)     Notes  to  Financial  Statements.


2. Audited financial statements for the period July 15, 2000 to April 30, 2001 for the Eagle Bluff Vineyard segment of RMA Enterprises, Ltd, the predecessor owner to the Eagle Bluff Vineyard subsequently purchased by Wineshares.

(a)     Auditor's  Report,  Bruce  T.  Hamilton  Corp.

(b)     Balance  Sheet;

(c)     Statement  of  Loss  and  Deficit;

(d)     Statement  of  Cash  Flows;

          (e)     Notes  to  Financial  Statements

3. Unaudited financial statements for Wineshares International, Inc. for nine months ending January 31, 2002 and January 31, 2001.

(a)     Balance  Sheet;

(b)     Statement  of  Loss  and  Deficit;

(c)     Statement  of  Cash  Flows;

(d)     Notes  to  Financial  Statements.

                          WINESHARES INTERNATIONAL INC.

                             ( a Nevada corporation)




                              Financial Statements

                   For the Years Ended April 30, 2001 and 2000

                                      Index




Auditor's  Report

Balance Sheet                                                        Statement 1

Income and Deficit                                                   Statement 2

Cash Flows                                                           Statement 3

Notes  to  the  Financial  Statements





                                                         Bruce T. Hamilton Corp.
                                                            Chartered Accountant
                                                                  Vancouver B.C.

                                                         Bruce T. Hamilton Corp.
                                                            Chartered Accountant
--------------------------------------------------------------------------------
#1122  -  510  West  Hastings  St.                         Tel:  (604)  669-3436
Vancouver  B.C.      V6B 1L8                               Fax: (604)   669-5989




                                Auditor's Report

To  The  Directors  of
Wineshares  International  Inc.


I have audited the balance sheet of Wineshares International Inc. as at April 30, 2001 and 2000 and the statements of retained earnings, income and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2001 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.




Vancouver B.C.                                     /s/ Bruce  T.  Hamilton
                                                    ---------------------
May  11,  2001                                      Chartered  Accountant

                                                        Statement 1

                    WINESHARES INTERNATIONAL INC.
                     ( a Nevada corporation )

                           Balance Sheet
                       April 30, 2001 and 2000


                                         2001     2000
                                     --------  --------

                             Assets
Current
    Bank and cash                   $     156    16,832
    Lawyers trust account              36,826    24,465
    Advance receivable     - Note 4    31,002    13,703
                                     --------  --------
                                     $67,984     55,000
                                     ========  ========

                           Liabilities
  Current
    Accounts payable                    5,733         -
                                     --------  --------


  Shareholders' equity
    Capital stock          - Note 2    10,118     9,900
    Capital in excess of par value    162,882    45,100
    Deficit                          (110,749)        -
                                     --------  --------
                                       62,251    55,000
                                     --------  --------

                              US    $  67,984    55,000
                                     ========  ========


  Approved by the directors



 /s/  Gerard Darmon               Director
-----------------------------------

 /s/  Buko von Krosigk            Director
-----------------------------------




                                                               Statement 2

                            WINESHARES INTERNATIONAL INC.

                                   Income and Deficit
                      For the Years Ended April 30, 2001and 2000



                                                      2001        2000
                                                   ----------  ----------

Revenues
    Interest - net                                 $     265           -
                                                   ----------  ----------
  Administration
    Business promotion                                 1,926           -
    Legal                                             30,558           -
    Management and consulting fees       - Note 4     78,350           -
    Shareholder information                              180           -

                                                   ----------  ----------
                                                                       -
  Operating loss                                     111,014           -
                                                   ----------  ----------
  Net loss for the year                             (110,749)          -
    Balance - beginning of year                            -           -
                                                   ----------  ----------
  Deficit                     - Statement 1  US    $(110,749)          -
                                                   ==========  ==========



                                                        Statement 3

                            WINESHARES INTERNATIONAL INC.

                                      Cash Flows
                     For the Years Ended April 30, 2001 and 2000





                                     2001        2000
                                   ---------  ----------

From (used in) operating

      Paid suppliers               $(36,431)          -
      Paid related parties          (68,850)          -
      Interest received - net           265           -
                                   (105,016)          -
                                   ---------  ----------

    Financing activities
      Capital stock
          Cash                      118,000      55,000
      Advances to related parties   (17,299)    (13,703)
                                   ---------  ----------
                                    100,701      41,297
                                   ---------  ----------
  Cash flows                       $ (4,315)     41,297
    Cash - beginning of year         41,297           -
                                   ---------  ----------
  Cash                        US  $  36,982      41,297
                                   =========  ==========
  Cash comprises
    Cash in bank                        156      16,832
    Lawyers trust account            36,826      24,465
                                   ---------  ----------
                               US  $ 36,982      41,297
                                   =========  ==========

                          WINESHARES INTERNATIONAL INC.

                        Notes to the Financial Statements
                                 April 30, 2001



1.     Nature  and  continuance  of  operations
These financial statements have been prepared on the basis of accounting principles applicable to "going concerns", which assume that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. However, the Company is in the development stage. Its ability to continue to operate and pursue its objectives depends on raising adequate capital.

2.     Share  capital
Authorized  share  capital  comprises:
     Common     25,000,000     shares  of  $0.001  par  value

     Issued share capital consists of:     Shares          Amount
                                           ----------     ------------
                 Common                    10,118,000     $     10,118
                 Premium on common                              162,882
                                                          -------------
                                          Total           $     173,000
                                                          =============


3.     Earnings  per  share
Earnings (losses) per share for 2001, based on the year's weighted average outstanding shares, was ($0.01).

4.     Related  party  transactions
Management fees aggregating $44,850 were paid or credited to a company which is controlled by a director. In addition, an additional $24,000 was paid to a director for consulting fees. Non-interest bearing advances of $31,002 are due from a director.

5.     Financial  instruments
At April 30, 2001 the carrying value of all financial instruments approximates fair value.

6.     Subsequent  events
The Company entered into an agreement to purchase a vineyard in British Columbia from RMA Enterprises Ltd. for the purposes of operating an estate winery. The agreement is dated for reference April 26, 2001 but certain conditions were not met until after the year-end. The consideration for the purchase is C$650,000 payable as follows:
(a) C$10,000 by the issue, from Wineshares to RMA, of a promissory note payable without interest on the earlier of the date which is one year from the date of the agreement or the date Wineshares elects to register the Agreement in the Land Titles Office;
(b) the principal portion of the payments by the purchaser to the Mortgagee of RMA in reduction of the RMA's mortgages;
(c)  the  balance  by  certified  cheque  at  Closing.
(d)  the  issue  150,000  restricted  shares  of  common  stock.

                          WINESHARES INTERNATIONAL INC.

                        Notes to the Financial Statements
                                 April 30, 2001



(6)Subsequent  events  (cont'd)
The agreement calls for certain conditions to be met on or before the closing date:
(a) on the closing date the Grape Growers Contract between Hawthorne Mountain Vineyards and RMA Enterprises must be in good standing and be assignable by the Vendor to the Purchaser.
(b) within two years, the Wine Shares will have received all necessary government approvals, including, a license under the Liquor Distribution Act RSBC c268, to operate an Estate Winery Store on the Property.
(c) that RMA's Principal, Mr. Robert Minguay, enter into a Vineyard Management agreement. Mr. Minguay has entered such an agreement with a management fee of C$1,000 per month and the right, during the time of this Agreement, to reside in the building on the Vineyard at no expense but he shall be responsible for the payment of utilities.


Prior to Closing the Company has the right to operate the vineyard, subject to the appointment of Mr. Minguay as manager, and to receive the proceeds of all grape production. However, all such proceeds must be paid to RMA's Mortgagee in satisfaction of RMA's obligations under the mortgages.


7.     Income  tax  matters
It is anticipated that most of the current years loss will qualify as Net Operating Losses available for carry forward for income tax purposes.

                              EAGLE BLUFF VINEYARD

                ( an operating segment of RMA Enterprises Ltd. )




                          Segment Financial Statements

                 For the period July 15, 2000 to April 30, 2001





                                      Index




Auditor's  Report

Balance Sheet                                     Statement 1

Income and Deficit                                Statement 2

Cash Flows                                        Statement 3

Notes  to  the  Financial  Statements




                                                         Bruce T. Hamilton Corp.
                                                            Chartered Accountant
                                                                  Vancouver B.C.

                                                         Bruce T. Hamilton Corp.
                                                            Chartered Accountant
--------------------------------------------------------------------------------
#1122  -  510  West  Hastings  St.                         Tel:  (604)  669-3436
Vancouver  B.C.      V6B  1L8                              Fax:  (604)  669-5989

                                Auditor's Report

To  The  Directors  of
RMA  Enterprises  Ltd.


I have audited the segment balance sheet of Eagle Bluff Vineyard, an operating segment of RMA Enterprises Ltd. as at April 30, 2001 and the segment statements of retained earnings, income and cash flows for the period then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In my opinion, these segment financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2001 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles except that they are prepared on an segmented basis as explained in Note 1. As required by the British Columbia Company Act I report that, in my opinion, these principles have been applied on a basis consistent with that of the preceding years.



Vancouver  B.C.                             /s/   Bruce  T.  Hamilton
                                           ---------------------------
February  8,  2002                                Chartered  Accountant



         Member,  Institute of Chartered Accountants of British Columbia


                                                                 Statement 1


                                 EAGLE BLUFF VINEYARD
                    (an operating segment of RMA Enterprises Ltd.)

                                     Balance Sheet
                                    April 30, 2001


                                                 2001
                                               --------
                           Assets
Current
    Prepaid expenses                            $   345

  Eagle Bluff Vineyard
    Land, buildings and equipment   - Note 2    601,413
                                               --------
                                               $601,758
                                               ========

                         Liabilities
  Current
    Accounts payable                                232
    Demand loan                     - Note 3    295,388
                                               --------
                                                295,620

  Mortgages payable                 - Note 3     96,821

  Equity
    RMA Enterprises Ltd.                        241,071
    Deficit                                     (31,754)
                                               --------
                                                209,317
                                               --------
                                               $601,758
                                               ========



  Approved by the director



      /s/ Robert Mingay              Director
------------------------------------


                                                                 Statement 2


                                 EAGLE BLUFF VINEYARD

                                   Income and Deficit
                   For the period July 15, 2000 to  April 30, 2001



                                             2001
                                           --------
Revenues
    Rental income                  $        2,661
                                          ---------

  Vineyard operation
    Repairs and maintenance                 1,442
    Subcontractors                          6,113
                                          ---------
    Total vineyard expenses                 7,555
                                          ---------

  Administration
    Insurance                               1,310
    Mortgage interest                      24,505
    Property taxes                          1,045
                                          ---------
    Total administration expense           26,860
                                          ---------


  Total expenses                           34,415


  Net loss for the period                 (31,754)
    Balance - beginning of period               -
                                          ---------

  Deficit                - Statement 1   $(31,754)
                                          =========



                                                                 Statement 3
                                 EAGLE BLUFF VINEYARD
                    (an operating segment of RMA Enterprises Ltd.)
                                      Cash Flows
                      For the period July 15, 2000 to April 30, 2001


                                      2001
                                   ----------

From  (used  in)  operating

    Rents received                    $2,661
    Paid suppliers                   (10,023)
                                   ----------
                                      (7,362)


    Financing activities
      Mortgages                      400,000
      Mortgages payments             (32,296)
      Advances to related parties    241,071
                                   ----------
                                     608,775


    Investing activities
      Vineyard purchase             (601,413)


  Cash flows                       $       -
    Cash - beginning of period             -
                                   ----------

  Cash                             $       -
                                   ==========


                              EAGLE BLUFF VINEYARD
                 (an operating segment of RMA Enterprises Ltd.)

                        Notes to the Financial Statements
                                 April 30, 2001



1.     Nature  of  operations
RMA Enterprises is a private company incorporated under the Company Act of British Columbia. It is a holding company one of whose operations is the Eagle Bluff Vineyard. The Vineyard, about eleven acres in the B.C. Okanagan Valley, was acquired on July 15, 2000. The purchase agreement stated the vendor would retain the rights and responsibilities until the 2000 crop was harvested. RMA assigned its interest in the vineyard to Wineshares International Inc. (a Nevada company) in April 2001 with Wineshares taking over the operations effective May 1, 2001

These financial statements reflect only the assets, liabilities and operations of the Eagle Bluff Vineyard.

2.     Capital  assets
Capital assets are recorded at cost. The capital assets comprise the land, buildings and equipment that was acquired when the vineyard was purchased in July 2000. As the year 2000 crop belonged to the Vendors and the 2001 crop belonged to Wineshares no depreciation has been recorded by RMA.

3.     Mortgages
The long-term debt comprises mortgages on land and buildings. One mortgage is a residential mortgage which bears interest at Bank prime plus three percent. The other mortgage is a non-revolving demand loan in the amount $295,388 which bears interest at Bank prime plus one percent. Both of the mortgages are secured against the property. To April 30, 2001 the payments were based on a twenty year amortization period.

Under the terms of the sale agreement, Wineshares is responsible for the principal portion of the mortgage payments effective May 1, 2001.

                          WINESHARES INTERNATIONAL INC.

                             ( a Nevada corporation)




                              Financial Statements

                   For the Nine Months Ended January 31, 2002


                                      Index


Balance Sheet                                           Statement 1

Income Statement                                        Statement 2

Cash Flows                                              Statement 3

Notes  to  the  Financial  Statements


                                     Unaudited



                                                           Statement  1

                              WINESHARES INTERNATIONAL INC.
                                ( a Nevada corporation )

                                       Balance Sheet
                             As at January 31, 2002 and 2001


                                      January           January
                                        2002             2001
                                      --------------  ----------
                              Assets
Current
    Bank and cash                     $        3,091        170
    Lawyers' trust account                     9,679     39,581
    Advance receivable from director          21,003     31,002
    Prepaid expenses                             407          -
                                       --------------  ----------
                                             34,180     70,753
                                       --------------  ----------

  Other
    Vineyard option              - Note 2     14,897          -
                                      --------------  ----------

                                           $  49,077     70,753
                                      ==============  ==========

                             Liabilities
  Current
    Accounts payable                           2,622          -
    RMA Enterprises Ltd.         - Note 2     37,403          -
                                      --------------  ----------
                                              40,025          -
                                      --------------  ----------

  Shareholders' equity
    Capital stock                - Note 2     10,268     10,118
    Capital in excess of par value           162,882    162,882
    Unrealized foreign exchange gain             968          -
    Deficit                 - Statement 2   (165,066)   102,247)
                                      --------------  ----------
                                               9,052     70,753
                                      --------------  ----------

                                  US $       49,077     70,753
                                      ==============  ==========


Approved by the director


  /s/ Buko von Krosigk              Director
------------------------------------




                                  Unaudited


                                                           Statement  2

                             WINESHARES INTERNATIONAL INC.

                                    Income and Deficit
                  For the Nine Months Ended January 31, 2002 and 2001


                                                               Inception to
                                                      January    January
                                                        2002      2001
                                                      ---------  ---------
Vineyard operation
    Grape sales                                       $12,436          -
                                                      ---------  ---------


    Labor                                               9,546          -
    Management fees                       - Note 2      5,768          -
    Materials and supplies                                357          -
    Utilities                                             692          -
    Vines and posts                                    17,177          -
                                                      ---------  ---------
                                                       33,540          -
                                                      ---------  ---------


    Income from operations                            (21,104)         -

  Administration
    Accounting                                          5,070          -
    Administration and office                           4,500          -
    Bank charges & interest                                14       (279)
    Business promotion                                     45      2,001
    Insurance                                             593          -
    Legal                                              21,471     22,175
    Management and consulting fees                        841     78,350
    Property taxes                                        679          -
                                                      ---------  ---------
                                                       33,213    102,247
                                                      ---------  ---------

  Net loss for the period                             $54,317    102,247

    Balance - beginning of period                     110,749          -
                                                      ---------  ---------
  Deficit                - Statement 1         US    $165,066    102,247
                                                      =========  =========





                                    Unaudited




                                                                   Statement  3
                            WINESHARES INTERNATIONAL INC.

                                      Cash Flows
                 For the Nine Months Ended January 31, 2002 and 2001


                                          Inception to
                                 January    January
                                  2002       2001
                                ---------  ---------
From (used in) operating

      Received from customers   $ 12,436
      Paid suppliers             (46,633)   (24,176)
      Paid related parties             -    (78,350)
      Interest received - net        (14)       279
                                 (34,211)  (102,247)
                                ---------  ---------


    Financing activities
      Capital stock
          Cash                         -    173,000
      Advances to director         9,999    (31,002)
                                ---------  ---------
                                   9,999    141,998
                                ---------  ---------

  Cash flows                    $(24,212)    39,751
    Cash - beginning of period    36,982          -
                                ---------  ---------

  Cash                          $ 12,770     39,751
                                =========  =========
  Cash comprises
    Cash in bank                   3,091        170
    Lawyers' trust account         9,679     39,581
                                ---------  ---------
                            US  $ 12,770     39,751
                                =========  =========



                            Unaudited


                          WINESHARES INTERNATIONAL INC.

                        Notes to the Financial Statements
                                January 31, 2002


1.  General
These unaudited financial statements do not include all the disclosure required by generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements for the year ended April 30, 2001.


2.     Vineyard  option
The Company had entered into management and purchase agreements for a vineyard in British Columbia. Operations began in May 2001. Pursuant to the agreement, a promissory note for Cdn$10,000 was issued, the principal portion of the vendor's mortgages and a monthly management fee of Cdn$1,000 were recorded, and 150,000 shares were issued at $0.001 each.

                                    Unaudited

                                    PART III

                                INDEX TO EXHIBITS


Exhibit  2.1:     Articles  of  Incorporation  (1)

Exhibit  2.2:     By-Laws  of  the  Company  (1)

Exhibit 10.1: Management Services Agreement between the Company and Robert Mingay, dated April 26, 2001. (1)

Exhibit 10.2: Vineyard Purchase Agreement between the Company and RMA Enterprises Ltd., dated April 26, 2001. (1)

Exhibit 10.3: Grape Grower's Agreement between the RMA and Hawthorne Mountain Vineyards, dated March 20, 2001. (1)


(1) Previously filed as an exhibit to the Company's Form 10SB on December 12, 2001.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:     March 26,  2002
                --

                            WINESHARES  INTERNATIONAL  INC.


                  By: /s/ Ralph  Oakes
                     _______________________________
                     Ralph  Oakes,  President

                                     - 22 -